UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Sol-Gel Technologies Ltd. (the “Company”) is amending its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2025 (the “Original Form 6-K”) solely to revise the incorporation by reference language included in the last paragraph of the Form 6-K to include reference to the Company’s Registration Statement on Form S-8 (Registration No. 333-286820) filed on April 29, 2025 and the Company’s Registration Statement on F-3 (Registration No  333-286822) filed on April 29, 2025. Other than as set forth below, the information contained in the Original Form 6-K remains unchanged.

The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

“This Report is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-223915,  333-270477 and  333-286820), and Form F-3 (Registration No  333-286822), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 8, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer